EZJR, Inc.
A Nevada Corporation
_____________________________________________________________________________
           2235 E. Flamingo, Suite 114, Las Vegas, NV  89119


                                                                 May 26, 2011

VIA EDGAR TRANSMISSION AND FACSIMILE
------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549

Attn: Jay Mumford
Facsimile:  703-813-6985

     Re:    EZJR, Inc.
            Registration Statement on Form 10
            Amended May 4, 2011 and May 5, 2011
            File No. 000-53810

Dear Mr. Mumford:

   On behalf of EZJR, Inc. (the "Company"), the undersigned hereby submits a response to certain questions raised by the staff of the U. S. Securities and Exchange Commission (the "Staff") in its letter of comments dated May 19, 2011 (the "Comment Letter") relating to the Company's Registration Statement on Form 10 as amended on May 4, 2011 and May 5, 2011. Set forth below is the Company's responses to the Staff's comments.

   The Company's responses are numbered to correspond to the Staff's comments. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated below in its entirety, with the Company's response set forth immediately under such comment.

Rule 144, page 34
-----------------

1. Refer to your disclosure in response to prior comment 1. Please confirm to us, and clarify in future filings, your understanding that your securities may not be resold in reliance on Rule 144 at this time because you are an issuer of the type defined in Rule 144(i)(1)(0.

    Response: This confirms the Company's understanding that its securities may not be resold in reliance on Rule 144 at this time because the Company is an issuer of the type defined in Rule 144(i)(1)(i) of the Securities Act of 1933. With respect to future filings, the Company has indicated on the cover page of its Form 10-Q filed on May 23, 2011, that it is a "shell company" and will continue to make such disclosure until no longer applicable.


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                                                                 May 26, 2011
                                                                       Page 2


Directors and Executive Officers, page 28
-----------------------------------------


2. Please tell us why you have not described Mr. Jesky's activities with Berkeley Clinic LC here and in your last risk factor on page 11.

    Response: Berkeley Clinic, LC is a private investment vehicle for which Mr. Jesky spends no more than one hour per month reviewing possible investment opportunities. This personal investment vehicle is unrelated to the Company and insignificant with respect to Mr. Jesky's time commitments.

The Company acknowledges that:

  o it is responsible for the adequacy and accuracy of the disclosures in the filing;
  o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  o it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Should you have any questions regarding the foregoing, please do not hesitate to contact Benjamin Reichel, Esq. at (212) 370-1300.


                                         EZJR, Inc.

                                         /s/ T. J. Jesky
                                         T. J. Jesky
                                         President


cc:  Benjamin Reichel, Esq.

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